EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

June 6, 2012
Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
FSE – GV8

CORAL ANNOUNCES INITIAL RESULTS FROM SPRING DRILL PROGRAM

Coral Gold Resources Ltd. (“Coral” or “The Company”) is pleased to announce results from the first two holes of its spring 2012 drill program at its Robertson property in Crescent Valley, Nevada, USA.

As stated in the April 16, 2012 news release, Coral was permitted to drill 13 holes on the Porphyry gold zone in 2012.  The program consisted of diamond core holes that twinning existing Amax Gold Inc. (“Amax”) RC holes (circa 1990 – 1996) and provide core for leach tests at McClelland Laboratories Inc. (“McClelland Labs”) in Reno, Nevada.  The holes were part of the Phase 1 drill program as proposed in the January 2012 Preliminary Economic Assessment (“PEA”) (See January 18th news release) and were designed to verify Amax’s historic drilling data, to confirm with certainty the data is correct, and to upgrade the level of confidence in resources contained in the oxidized zones. The Phase 1 drill program represents Coral’s first step towards pre-feasibility as defined by the PEA.

Holes CC12-2 and 3 were the first holes received from ALS Minerals (“ALS”); both had significantly higher gold values than the corresponding twinned Amax RC holes.  The results are as follows, including historic values from the Amax holes:

•	Comparison using a 0.005 Au/t (0.0171 g/t) cut-off grade

Hole ID	From (ft)	To (ft)	Thickness (ft)	Grade Au (g/t)	Grade Au (oz/t)	Change
CC12-2	55	450	395	0.836	0.0244	14.67%
AT-168	60	465	405	0.729	0.0213

CC12-3	50	515	465	0.441	0.0129	16.98%
AT-074	55	525	470	0.377	0.011

•	Comparison using global average grades (from bedrock)

Hole ID	From (ft)	To (ft)	Thickness (ft)	Grade Au (g/t)	Grade Au (oz/t)	Change
CC12-2	50	500	450	0.748	0.0218	13.68%
AT-168	50	500	450	0.658	0.0192

CC12-3	50	600	550	0.395	0.0115	15.2%
AT-168	50	600	550	0.343	0.01

Coral would like to drill a further 27 core holes as recommended by the PEA in 2012 however the Bureau of Land Management (“BLM”) has decided “Based on a review of the case file and information received, BLM will not approve a minor modification allowing more disturbance or additional drilling on pre-existing disturbance for the Robertson Project. BLM will defer authorizing any additional disturbance on the project until the current APO and NEPA review are complete”.  The final plant and animal reports will be completed in August and represent the final components of the review. For more detail please see the news release dated May 31 2012.

The drill program is under supervision of Robert McCusker, a consulting geologist who is a qualified person as defined by NI 43-101.

Core was bagged at Coral’s core logging facility in Crescent Valley and collected by ALS.  It is crushed in Elko, Nevada and a sample is split out for assay by ALS; the reject or remaining material will shipped to McClelland Labs in Reno for metallurgical test work.

Coral, incorporated in 1981 continues to explore and develop the Robertson property located along the Battle Mountain Cortez Gold trend in North Central Nevada. Through independent exploration and previous joint venture partnerships with Amax, and Placer Dome, Coral has established an NI-43-101 inferred gold resource of 3.4 million ounces (2008).  Coral is working to increase the level of confidence in the resource by following the recommendations laid out in the PEA report published in February 2012.

For more information on the Robertson Property and Coral’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin
President & Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.